UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 01, 2022

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Publication of Pillar 3 Report dated 8 June 2022
Exhibit No. 2	Notice of Early Redemption Price dated 10 June 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: July 1, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

8 June 2022

Barclays Bank PLC

Publication of Pillar 3 Report

Barclays Bank PLC today announces the publication of its Pillar 3 Report for 31 March 2022 (the "Q1 2022 Pillar 3 Report"). The Q1 2022 Pillar 3 Report is available on the Group's website at home.barclays/investor-relations/reports-and-events/latest-financial-results

Key Metrics

As at 31 March 2022, Barclays Bank PLC's solo-consolidated Common Equity Tier 1 ratio was 12.4%, UK leverage ratio (excluding claims on central banks) was 4.1% and liquidity coverage ratio was 139%. Please refer to the Q1 2022 Pillar 3 Report for the basis of preparation for these metrics.

- ENDS -

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                 Jon Tracey

+44 (0) 20 7773 2136                      +44 (0) 20 7116 4755

About Barclays

Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Barclays Group. For further information about Barclays, please visit our website home.barclays.

Exhibit No. 2

THIS NOTICE IS IMPORTANT AND REQUIRES THE IMMEDIATE ATTENTION OF HOLDERS. If you are in any doubt about the contents of this notice you are recommended to seek your own professional advice. Not for release, publication or distribution in or into, or to any person located or resident in, any other jurisdiction where it is unlawful to release, publish or distribute this notice.

Notice of Early Redemption Price to the Holders of

Barclays Bank PLC
USD1,000,000,000 6.86 per cent. Callable Perpetual Core Tier One Notes (ISIN: XS0155141830/US06738CAG42) of which USD178,630,000 in principal amount is outstanding (the "6.86% TONs")

Barclays Bank PLC (the "Company") has provided notice to the holders of the 6.86% TONs of its exercise of its right to redeem the 6.86% TONs on 15 June 2022, in accordance with the terms and conditions of the 6.86% TONs (the "Conditions"). Pursuant to the Conditions, the outstanding 6.86% TONs will be redeemed on 15 June 2022 at their Early Redemption Price plus accrued but unpaid interest from, and including, 15 December 2021 to, but excluding, 15 June 2022. Terms used but not defined in this notice shall have the meanings given to them in the Conditions.

NOTICE IS HEREBY GIVEN by the Company to the holders of the 6.86% TONs, that today the Calculation Agent has determined, pursuant to the Conditions, that the Early Redemption Price is USD 1,174.88 in respect of each 6.86% TON with an Authorised Denomination of USD 1,000.

Should any holder of the 6.86% TONs have any queries in relation to this notice of redemption please contact:

Barclays Debt Investor Relations Team
Barclays Bank PLC
1 Churchill Place
London E14 5HP
United Kingdom
+44 20 7116 1000
Email: DebtIRTeam@barclays.com

Barclays Bank PLC

10 June 2022

This Notice is issued and directed only to the holders of the 6.86% TONs and no other person shall, or is entitled to, rely or act on, or be able to rely or act on, its contents, and it should not be relied upon by any holder of the 6.86% TONs for any other purpose.